January 15, 2009

John W. Holleran
Senior Vice President, General Counsel, and Corporate Secretary
Itron, Inc.
2111 N Molter Road, Liberty Lake
Washington 99019

> **Re:    Itron, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 0-22418**
> **Response Letter Dated January 8, 2009**

Dear Mr. Holleran:

We have reviewed your response letter dated January 8, 2009, and we have the following comment.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your response letter that, through your acquisition of Actaris, you have an 8% equity interest in, and make sales and provide technical support to, Sherkate Kontorsazi Iran SKI.  SKI is 70.5% owned by an investment company that is part of Bank Melli.  As you may know, Bank Melli is included in the Specially Designated Nationals & Blocked persons List maintained by the Treasury Department's Office of Foreign Assets Control, and is subject to the sanctions program administered by OFAC.  Pursuant to United States Executive Order 13382, all property and interests in property of Bank Melli, including its offices worldwide, are blocked, and all U.S. persons are prohibited from engaging in any transactions, directly or indirectly, with Bank Melli.  Please specifically discuss in your materiality analysis the potential impact of these factors on your U.S. shareholders, and on your reputation and share value.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment.  Please contact Pradip Bhaumik, Special Counsel, at (202) 551-

3333 if you have any questions about the comment or our review.  You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc:      Peggy Fisher
         Assistant Director
         Division of Corporation Finance